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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2006

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

     1.  News Release dated March 20, 2006;
     2.  Material Change Report dated March 20, 2006; and
     3.  Material Change Report dated March 27, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]                             Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 6, 2006

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:      "Joseph Giuffre"
-------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary


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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1:     NAME AND ADDRESS OF COMPANY

Anthony Clark International Insurance Brokers Ltd. (the "Corporation") Suite 355, 10333 Southport Road, S.W.
Calgary, Alberta T2W 3X6
Telephone: (403) 278-8811

ITEM 2:     DATE OF MATERIAL CHANGE

March 17, 2006

ITEM 3:     NEWS RELEASE

A Press Release was disseminated on March 20, 2006

ITEM 4:     SUMMARY OF MATERIAL CHANGE

A summary of the nature and substance of the material change is as follows:

On March 17th, 2006, the Corporation completed a Private Placement of 213,500 Units at a price of $0.60 per Unit.

ITEM 5:     FULL DESCRIPTION OF MATERIAL CHANGE

On March 17th, 2006, the Corporation completed the closing of a $126,000.00 private placement of the Corporation at a price of $0.60 per Unit. The private placement proceeds will be added to the Company's working capital. Pursuant to the private placement, the Corporation has issued 213,500 Units. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Corporation at a price of $0.80 per share for a period of 12 months from the closing date of the private placement. Pursuant to the private placement Canaccord Capital Corporation received a commission of 3,500 Units.

The proceeds from the sale of the Units will be used by the Corporation to supplement the working capital of the Corporation.

ITEM 6:     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:     OMITTED INFORMATION

None

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ITEM 8:     EXECUTIVE OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Mr. Primo Podorieszach, President
Suite 355, 10333 Southport Road, S.W.
Calgary, Alberta T2W 3X6
Telephone: (403) 278-8811

ITEM 9:     DATE OF REPORT

DATED at Calgary, Alberta, this 20th day of March, 2006.

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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1:     NAME AND ADDRESS OF COMPANY

Anthony Clark International Insurance Brokers Ltd. (the Corporation) Suite 355, 10333 Southport Road SW.
Calgary, Alberta T2W 3X6
Telephone: (403) 278-8811

ITEM 2:     DATE OF MATERIAL CHANGE

February 27, 2006

ITEM 3:     NEWS RELEASE

A Press Release was disseminated on February 27, 2006

ITEM 4:     SUMMARY OF MATERIAL CHANGE

A summary of the nature and substance of the material change is as follows:

On February 27, 2006, Robert M. Sadleir became a director of the Corporation.

ITEM 5:     FULL DESCRIPTION OF MATERIAL CHANGE

On February 27, 2006, Robert M. Sadleir became a director of the Corporation. Mr. Sadleir is a Chartered Accountant and Vice-President Finance for Cal-Gas Inc. Mr. Sadleir has extensive knowledge and experience in the areas of finance, corporate strategy, and general business operations.

ITEM 6:     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:     OMITTED INFORMATION

None


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ITEM 8:     EXECUTIVE OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Mr. Primo Podorieszach, President
Suite 355, 10333 Southport Road, S.W.
Calgary, Alberta T2W 3X6
Telephone: (403) 278-8811

ITEM 9:     DATE OF REPORT

DATED at Calgary, Alberta, this 27th day of March, 2006.


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               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. CLOSES PRIVATE PLACEMENT

Calgary, Alberta, March 20th, 2006 - ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Company")--(TORONTO STOCK EXCHANGE: ACL) is pleased to announce the closing of a $126,000.00 private placement of the Company at a price of $0.60 per Unit. The private placement proceeds will be added to the Company's working capital.

Pursuant to the private placement, the Company has issued 213,500 Units (3,500 of these Units were issued to Canaccord Capital Corporation as a commission). Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $0.80 per share for a period of 12 months from the closing date of the private placement, which may result in an additional $170,800.00 of proceeds to the Company.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions of 23 general insurance brokerages and processes approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers.

For further information:

Press Contacts - North America         Barry Kaplan
                                       Barry Kaplan Associates
                                       New Jersey
                                       Telephone: (732) 747-0702
                                       Email: smallkap@aol.com

Anthony Clark International            Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                 Telephone: (403) 225-5100
                                       Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors". The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

"Primo Podorieszach"
---------------------------------
Primo Podorieszach, C.E.O.